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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)




                                 CRDENTIA CORP.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   225235 10 0
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                                 (CUSIP Number)

                                Nick Liuzza, Sr.
                              28 Monte Carlo Drive
                                Kenner, LA 70065
                                 (504) 443-2039

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 22, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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                                  SCHEDULE 13D
CUSIP No. 225235 10 0                                                Page 2 of 5
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Nick Liuzza, Sr.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         2,352,910
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,352,910
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,352,910
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     15.36%
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14.  Type of Reporting Person (See Instructions)
     IN
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The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.    SECURITY AND ISSUER.

This Schedule relates to the common stock, par value $0.0001 per share (the "Common Stock" or the "Shares"), of Crdentia Corp., a Delaware corporation (the "Issuer" or the "Corporation"). The principal executive offices of the Corporation are located at 455 Market Street, Suite 1220, San Francisco, California 94105-2441. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person (as defined below) is based on 15,314,781 Shares outstanding, which is the total number of shares of Common Stock outstanding as of September 22, 2003. Unless otherwise indicated, the holdings reported herein are as of the close of business on September 22, 2003.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) Name of person filing this Schedule: Nick Liuzza, Sr. ("Reporting Person").

         (b) Reporting Person's Address: 28 Monte Carlo Drive
                                         Kenner, LA 70065

         (c) Reporting Person's present occupation: Retired

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         2,352,910 Shares were acquired pursuant to a certain Agreement and Plan of Reorganization dated September 15, 2003 between the Corporation, NAS Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Corporation ("Merger Sub"), New Age Staffing, Inc., a Texas corporation ("NAS"), Reporting Person and certain other shareholders of NAS (the "Reorganization Agreement"), pursuant to which NAS merged with and into Merger Sub, with Merger Sub surviving and changing its name to NAS (the "Merger"). Under the terms and conditions of the Merger, each shareholder of NAS (including Reporting Person), in consideration for the exchange of their respective common stock interests in NAS, received their ratable portion of 6,884,614 shares of Corporation Common Stock.

         The Reporting Person does not beneficially own any other securities of the Corporation.

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ITEM 4.    PURPOSE OF TRANSACTION.

         The acquisition of the Corporation's securities was made in exchange for securities of NAS pursuant to the terms and conditions of the Reorganization Agreement. Depending on market conditions and other factors that the Reporting Person, acting for his own account, may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or any portion of the Shares that he now controls or may hereinafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Corporation, the market value of the Shares, the financial condition of the Reporting Person and other relevant factors.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person beneficially owns an aggregate of 2,352,910 Shares, representing 15.36% of the outstanding Common Stock of the Corporation. Reporting Person has sole power to vote or to direct the vote and to dispose or direct the disposition of all such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



October 1, 2003                                  /s/ Nick Liuzza, Sr.
                                                 -------------------------------
                                                 Nick Liuzza, Sr., an Individual


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